RESIDENT PARTNERS:

PEGGY P. Y. CHEUNG

PHILLIP GEORGIOU

ASHLEY HOWLETT

JOELLE S. L. LAU

ANITA P. F. LEUNG

CHIANG LING LI

GRAHAM LIM

BENJAMIN MCQUHAE

SCOTT D. PETERMAN

CHRISTOPHER SWIFT

MICHELLE TAYLOR

ROBERT THOMSON

REGISTERED FOREIGN LAWYERS:

MICHAEL ARRUDA (California, USA)

HAIFENG HUANG (New York, USA)

CHRISTINE KIM (New York, USA)

JULIAN LIN (California, USA)

MARIA PEDERSEN (New York and District of Columbia, USA)

NON-RESIDENT PARTNER:

SEBASTIEN EVRARD

JONES DAY
眾達國際法律事務所
SOLICITORS AND INTERNATIONAL LAWYERS	TELEPHONE: (852) 2526-6895
31ST FLOOR, EDINBURGH TOWER, THE LANDMARK	FACSIMILE : (852) 2868-5871
15 QUEEN’S ROAD CENTRAL, HONG KONG
香港皇后大道中十五號置地廣場公爵大廈三十一樓

March 31, 2015

Ms. Barbara C. Jacobs, Assistant Director

Ms. Rebekah Lindsey

Mr. Patrick Gilmore

Mr. Matthew Crispino

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:                             Wowo Limited

Amendment No. 5 to Registration Statement on Form F-1

Filed March 31, 2015

File No. 333-201413

Dear Ms. Jacobs, Ms. Lindsey, Mr. Gilmore and Mr. Crispino:

Wowo Limited (the “Company”) has requested us to respond to the Staff’s comments as set forth below. The numbered paragraphs below correspond to the numbered paragraphs in the Staff’s comment letter, which have been retyped herein in bold for your ease of reference. The page numbers in our comments refer to pages in Amendment No. 5.

General

1.                                      We note your response to prior comment 2. Please clarify in your response letter if potential investors will open and fund trading accounts with Axiom Capital Management or directly with National Financial Services LLC.

The Company acknowledges the Staff’s comment and can advise that potential investors open trading accounts directly with Axiom Capital Management Inc., which are then held at National Financial Services, LLC on behalf of Axiom Capital Management Inc. This relationship is fully disclosed to potential investors. Pursuant to certain clearing agreement by and between Axiom Capital Management Inc. and National Financial LLC (the “Clearing Agreement”), Axiom Capital Management Inc. acts as a “correspondent” of National Financial Services, LLC, which on behalf of Axiom Capital Management Inc. and its customers, carries and maintains the account, executes and clears transactions, and

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS
DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • JEDDAH • LONDON • LOS ANGELES
MADRID • MEXICO CITY • MILAN • MOSCOW • MUNICH • NEW YORK • PARIS • PITTSBURGH • RIYADH • SAN DIEGO
SAN FRANCISCO • SAO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

holds investor funds and securities. As a result, while a potential investor opens an account with Axiom Capital Management Inc., the account is funded and carried at National Financial Services, LLC.

Risk Factors

Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates

“If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply…,” page 34

2.                                      We continue to review your response to prior comment 4. We may have further comment.

The Company respectfully advises the staff that it has made further amendment to this disclosure, please see pages 35-37 of Amendment 5.

Underwriting page 192

3.                                      Please confirm that Axiom Capital Management is committed to take and pay for all of the ADSS being offered or, if not, advise us of the amount that it is committed to purchase. Please tell us how Axiom Capital Management plans to comply with its net capital obligations under Exchange Act Rule 15c3-1 in light of this purchase obligation:

The Company acknowledges the Staff’s comment and can advise that Axiom Capital Management is committed to take and pay for 1,550,000 ADSs being offered in this offering. The balance of the ADSs will be purchased and paid for by the members of an underwriting group. As a result, and in light of Axiom Capital Management’s purchase obligations in this offering, Axiom Capital Management’s capital obligation under Exchange Act Rule 15c3-1 for this purchase is $3,875,000 in the aggregate. Such amount is calculated taking a deduction for Axiom Capital Management’s open contractual commitment for the purchase of the 1,550,000 ADSs of 30% from the market value/purchase price of the ADSs, reduced by the unrealized profit (in this case the underwriting fee) of such commitment. Such amount is calculated as follows:

Number of ADSs committed to purchase:	1,550,000
Market value per share of such commitment (calculated at the mid- point of the offering range of $9.00 to $11.00):	$10.00
Market Value of Commitment:	$15,500,000
Open Contractual Commitment Deduction:	30%
Amount of open Contractual Commitment Deduction:	$4,650,000
Charge Reduction (calculated as the fee earned on the ADSs subject to the Open Contractual Commitment):	$(775,000)
Net Capital Requirement on ADS Commitment:	$3,875,000

Axiom Capital Management plans to comply with its net capital obligations under Rule 15c3-1 through a combination of its existing internal capital of approximately $500,000 and a Temporary Subordinated Loan (“TSL”) in the aggregate amount of $3,500,000.

The TSL has been arranged with terms and conditions agreed upon by Axiom Capital Management and the loan provider. Pursuant to FINRA Rule 4110(e)(1), Axiom Capital Management will receive final approval for this TSL prior to its commitment to purchase the 1,550,000 ADSs.

Exhibits

4.                                      We note that you have removed Exhibit 99.2, which was to contain the opinion of the B & D Law Firm regarding certain PRC legal matters, from the exhibit index. Please file as an exhibit to your registration statement a copy of your PRC counsel’s opinion, as well as counsel’s written consent to being named in the prospectus and to your references to the opinion in the prospectus.

The Company respectfully advises the Staff that Exhibit 99.2 have been inserted in Amendment 5.

* * * * *

If you have any questions regarding this submission, you may reach me by telephone at my office in Hong Kong at (852) 3189-7282 or on my cell phone at (852) 6890-1130 or by e-mail at JulianLin@JonesDay.com.

Very truly yours,

/s/ Julian Lin
Julian Lin

(Enclosures)

cc:	Maodong Xu — Chairman, Chief Executive Officer
Frank Zhigang Zhao — Chief Financial Officer
Wowo Limited

Andrew Gilbert
DLA Piper LLP (US)